UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41974

Intelligent Group Limited

Unit 1203C, Level 12, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Intelligent Group Limited Announces Appointment of Executive Directors

Hong Kong, June 30, 2026 — Intelligent Group Limited (NASDAQ: INTJ) (the “Company”) announced the appointment of Mr. Xuan He, Ms. Xinyi Wei, Ms. Zhen Liao and Ms. Yiwen Zhang as executive directors of its board of directors (the “Board”), effective June 30, 2026.

Mr. Xuan He serves as an executive director and the chief financial officer of the Company. Mr. He has over 30 years of experience in financial management and listed company governance across various industries. From 1999 to 2017, Mr. He served at Huaxi Hope Group Co., Ltd. (Chengdu), where he successively held positions as financial manager of a subsidiary, senior financial manager of the group, and deputy head of the group’s finance department, with overall responsibility for group-wide financial affairs. From 2017, Mr. He served as chief financial officer of XJ International Holdings Co., Ltd. (HKEX: 1765, formerly known as Hope Education Group Co., Ltd.). From March 2021 to April 2025, Mr. He worked at Dingli Co., Ltd. (300050.SZ), serving as chief financial officer and non-independent director, where he was responsible for financial strategy and internal control management. Since 2025, Mr. He has been serving at Hope College of Southwest Jiaotong University as vice president, overseeing the college’s financial affairs. Mr. He joined the Company in December 2025 and has served as the chief financial officer of the Company since then. Mr. He graduated from Daxian Finance and Economics School in 1992, and subsequently graduated from Southwestern University of Finance and Economics in 1994.

Ms. Xinyi Wei serves as an executive director of the Company. Ms. Wei is an experienced management professional specializing in corporate strategy and listed company administration. Since April 2026, Ms. Wei has served as a director of United Planning Company Limited, a licensed Hong Kong money lender which subsequently became an indirect wholly-owned subsidiary of the Company. She has also served as a director of Spring Cow Capital Limited and VL Prime Capital Limited since December 2025, and as a director of Intelligent Tech Limited since May 2026. From December 2023 to February 2026, Ms. Wei served as an executive assistant to the chief executive officer of XJ International Holdings Co., Ltd. (HKEX: 1765), where she managed executive documentation, workflow approvals and schedule coordination, and supported various corporate affairs across multiple functional teams. Ms. Wei holds a master’s degree in translation from Universitat Pompeu Fabra in Spain and a bachelor’s degree in Spanish from Sichuan University in the PRC.

Ms. Zhen Liao serves as an executive director of the Company. Ms. Liao has experience in corporate management, marketing and financial services. Since June 2025, Ms. Liao has served as chairwoman of Rongce Zhihui (Sichuan) Enterprise Management Consulting Co., Ltd., a company engaged in financial services and consulting. From June 2021 to May 2025, Ms. Liao served as marketing director of Beijing Zhonghui Ansheng Management Consulting Co., Ltd., and from June 2017 to May 2021, she served as marketing manager of Chengdu Hengsheng Enterprise Management Consulting Co., Ltd. Ms. Liao also served as an independent director of Gifore Agriculture Science & Technology Service Co., Ltd. (300022.SZ) from May 2021 to September 2025. Earlier in her career, Ms. Liao held various management and teaching positions in the financial services and education sectors. Ms. Liao obtained a master’s degree in rural and regional development from Southwestern University of Finance and Economics in 2013 and a bachelor’s degree in mathematics and applied mathematics from Sichuan Normal University in 2004.

Ms. Yiwen Zhang serves as an executive director of the Company. Ms. Zhang has over 10 years of experience in corporate management, manufacturing and vocational education. Since January 2020, Ms. Zhang has served as executive director and general manager of Sichuan Mayflower Precision Machinery Co., Ltd., where she is responsible for overall operations and business development. From April 2024 to August 2025, Ms. Zhang served as a director of Gifore Agriculture Science & Technology Service Co., Ltd. (300022.SZ), where she was involved in brand development, policy support and channel integration. From January 2018 to November 2023, Ms. Zhang served as executive director and general manager of Chengdu Shurui Education Management Co., Ltd. Early in her career, Ms. Zhang focused on the manufacturing and vocational education sectors, where she was responsible for corporate strategic planning and gained extensive senior management experience. Ms. Zhang obtained a bachelor’s degree from Sichuan Normal University in 2014.

Following the appointment, the Board will consist of nine members, comprising six executive directors and three independent directors.

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Intelligent Group Limited

Intelligent Group Limited is a professional services provider that principally engages in the provision of financial PR services. The company provides a substantial number of holistic and comprehensive financial PR services to its clients through Intelligent Joy Limited, its key operating entity in Hong Kong. It advises its clients on their communications and reputation management efforts. Its financial PR services include creating multi-stakeholder communications programs, arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

For more information, please visit Intelligent Group’s website: www.intelligentjoy.com.

For enquiry, please contact Intelligent Group Limited:

Annie Lin

Phone: (852) 57496688

Email: anne.lin@intelligentjoy.com

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Nianci Yuan
Name:	Nianci Yuan
Title:	Director and Chief Executive Officer

Date: June 30, 2026

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